Exhibit 1.02

Conflict Minerals Report of Novartis AG

Overview

This is the Conflict Minerals Report for Novartis AG and its consolidated affiliates for calendar year 2013 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).  Unless the context requires otherwise, the words ‘‘we,’’ ‘‘our,’’ ‘‘us,’’ ‘‘Novartis,’’ ‘‘Group,’’ ‘‘Company,’’ and similar words or phrases in this Conflict Minerals Report refer to Novartis AG and its consolidated affiliates.  Novartis has performed a ‘reasonable country of origin inquiry’ (“RCOI”) on the conflict minerals that were in our supply chain after January 31, 2013 to determine whether these conflict minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or came from recycled or scrap sources.  The conflict minerals covered by these rules include tin, tantalum, tungsten and gold (collectively the “Conflict Minerals”).

Novartis is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. Novartis AG, our Swiss holding company, owns, directly or indirectly, all of our significant operating companies.

The Company’s wholly-owned businesses are organized into six global operating divisions, and we report our results in the following five segments:

Pharmaceuticals researches, develops, manufactures, distributes and sells patented prescription medicines and is organized in the following business franchises: Primary Care, consisting of Primary Care medicines and Established Medicines; and Specialty Care, consisting of Ophthalmology, Neuroscience, Integrated Hospital Care, and Critical Care. Novartis Oncology is organized as a business unit, responsible for the global development and marketing of oncology products.

Our Alcon Division researches, develops, manufactures, distributes and sells eye care products and technologies to serve the full life cycle of eye care needs. Alcon is organized into three businesses: Surgical, Ophthalmic Pharmaceuticals and Vision Care. The Surgical portfolio includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataracts and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. In Ophthalmic Pharmaceuticals, the portfolio includes treatment options for elevated intraocular pressure caused by glaucoma, anti-infectives to aid in the treatment of bacterial infections and bacterial conjunctivitis, and ophthalmic solutions to treat inflammation and pain associated with ocular surgery, as well as an intravitreal injection for vitreomacular traction including macular hole. The pharmaceutical product portfolio also includes eye and nasal allergy treatments, as well as over-the-counter dry eye relief and ocular vitamins. The Vision Care portfolio comprises daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers.

Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical and biotechnological active substances. Sandoz has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals & Oncology Injectables. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the specialty areas of Dermatology, Respiratory and Ophthalmics. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products (known as biosimilars or follow-on biologics) and provides biotechnology manufacturing services to other companies, and in Oncology Injectables, Sandoz develops, manufactures and markets cytotoxic products for the hospital market.

Our Vaccines and Diagnostics Division consists of two activities: Vaccines and Diagnostics.  Following the January 9, 2014, completion of the divestment of our blood transfusion diagnostics unit to Grifols S.A., the Division now consists only of Vaccines. Vaccines researches, develops, manufactures, distributes and sells human vaccines worldwide. Diagnostics researched, developed, distributed and sold blood testing and molecular diagnostics products.

Consumer Health consists of two Divisions: Over-the-Counter (OTC) and Animal Health.   Each has its own research, development, manufacturing, distribution and selling capabilities, but neither is material enough to the Company to be separately disclosed as a segment.  OTC offers readily available consumer medicine, and Animal Health provides veterinary products for farm and companion animals.

Reasonable Country of Origin Inquiry

In accordance with Section 1502 and Rule 13p-1, Novartis has performed an RCOI on Conflict Minerals that were in our supply chain after January 31, 2013 to determine whether these Conflict Minerals were sourced from the Covered Countries or came from recycled or scrap sources.  As a result of the RCOI process, Novartis concluded in good faith that during 2013 the Company had reason to believe that certain of the products that it manufactured or contracted to manufacture contained Conflict Minerals, but that the Company was unable to determine whether the Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources.

Products

Novartis reviewed all categories of materials either necessary to the production of Company products or necessary to the products’ functionality for Conflict Mineral content.  In accordance with SEC staff guidance under Rule 13p-1, Novartis excluded packaging materials.  Based on this review, the categories of Company products that were determined to include Conflict Minerals or to include metals of undeterminable content requiring additional analysis were: syringes (used as delivery mechanisms for certain pharmaceutical products); electronics components (used in ophthalmic laser surgery equipment); other mechanical components (used in ophthalmic laser surgery equipment); and certain chemical compounds that contained gold (used in certain pharmaceutical products).

Due Diligence

In accordance with Rule 13p-1, Novartis performed due diligence to determine the source and chain of custody of the Conflict Minerals in the Company’s products.  Novartis designed its due diligence measures to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (the “OECD Framework”) and related Supplements for each of the Conflict Minerals.

Novartis occupies a position in the supply chain of products from smelters to retailers that is defined as “downstream” in the OECD Framework.  Accordingly, we followed the principles outlined in the OECD Guidance for downstream companies.   A summary of Novartis’ activities in line with the OECD Framework is outlined below.

Step 1:  Establish strong company management systems

•                  The Company has in place a Supplier Code that sets forth Novartis’ expectations about supplier behavior, including the expectation that suppliers shall provide a workplace free of harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers, and with no threat of any such treatment (Section 1.6). In addition, the Supplier Code sets forth Novartis’ expectation that its suppliers identify and comply with applicable laws, regulations, standards and relevant customer requirements (Section 8.2), have mechanisms to determine and manage risk in all areas addressed by this document (Section 8.3) and continually improve by setting performance objectives, executing implementation plans and taking necessary corrective actions for deficiencies identified by internal or external assessments, inspections and management reviews (Section 8.6).

In addition to the Supplier Code, Novartis also has a Code of Conduct, which calls for all third parties with whom we work to comply with the law, to adhere to ethical business practices, and to observe our standard requirements.

•                  For products manufactured in 2013, Novartis established a governance model led by our Alcon Division to oversee the implementation and ongoing management of Conflict Minerals reporting activities consisting of two primary organizational groups: the Conflict Minerals Core Team and the Conflict Minerals Steering Committee.  These two groups have responsibility for the oversight of the documentation, and reporting of all uses of necessary Conflict Minerals in the manufacture of Novartis products.

•                  Novartis implemented a process to evaluate its products to determine whether Conflict Minerals were either necessary to their production, or necessary to their functionality.  Novartis also surveyed suppliers of identified products to determine the source of any such Conflict Minerals.

•                  Novartis is in the process of updating its forms of supplier agreements for use in the future, to require suppliers to provide information on their use and sourcing of Conflict Minerals.

•                  The Core Team used a standardized documentation format to capture key decisions, processes, and procedures related to the gathering of information related to the use of Conflict Minerals in Novartis products, and to the sources of any such Conflict Minerals.  In accordance with its document retention policy, Novartis will maintain such records for five years.

•                  Novartis provided suppliers identified as supplying products containing Conflict Minerals or metals of undeterminable content with conflict minerals training.

•                  Novartis provides a feedback mechanism on its website available to all interested parties to provide information or voice their concerns regarding Novartis’ compliance with laws and regulations.

Step 2:  Identify and assess risks in the supply chain

•                  In alignment with the OECD Framework, Novartis sought to identify Conflict Minerals in its supply chain. The Core Team, working with each of the Novartis divisions, determined the categories of materials necessary to the production or functionality of its products that contain one or more Conflict Minerals, or have metal of undeterminable content.

•                  Suppliers of the items identified as containing Conflict Minerals or metals of undeterminable content were designated as “In Scope”.

•                  Novartis requested that all In Scope Suppliers complete a survey based on the EICC-GeSI (Electronic Industry Citizen Coalition — Global e-Sustainability Initiative) template.

•                  Novartis made multiple attempts to get responses from all In Scope Suppliers.

•                  Novartis assessed supplier survey responses and validated them for completeness and sufficiency.  Based on this assessment, each survey was assigned a conflict minerals status code.

•                  Novartis reviewed aggregate supplier survey responses and summarized key findings.  The Core Team reported the findings to the Steering Committee as part of the recurring conflict minerals reporting process.

•                  Novartis conducted a review of smelter information provided in the supplier surveys to determine the actual number of unique smelters identified by suppliers and whether the smelter is certified as conflict free or presents a “red flag” as defined by the OECD Framework.  To make the determination of each smelter’s conflict status, Novartis relied upon information provided by the Conflict Free Sourcing Initiative (“CFSI”).  CFSI conducts a Conflict Free Smelter Program, in which it certifies smelters and refiners worldwide as being conflict free after an independent audit is conducted to confirm certain information including country of origin for Conflict Minerals that the smelter/refiner may purchase for its operations.  CFSI makes available to the public the list of smelters/refiners that have been certified by CFSI as conflict free.

•                  Based on the process described above, the results were as follows:

a.              In Scope Suppliers (all were surveyed):  696

b.              Responses received:  301

c.               Unique Smelters Identified:  542

d.              Conflict Free Smelters Identified:  76

e.               Smelters of Undetermined Status Identified:  466

Step 3:  Design and implement a strategy to respond to identified risks

•                  Novartis completed an OECD gap analysis to establish a baseline for tracking the year over year progress.  A summary of the identified gaps as well as recommended action plans for closing identified gaps was shared with the Steering Committee.

•                  Novartis is considering the development of a risk mitigation strategy to encourage supplier conformance with the Novartis Supplier Code

•                  Novartis is considering the steps to take with suppliers that were not able to provide information.

•                  Novartis expects that additional fact finding, risk assessments, and changes will take place as part of our on-going compliance with Section 1502 and Rule 13p-1.

Step 4:  Carry out independent third-party audit of smelter/refiner’s due diligence practices

•                  In accordance with the OECD Framework, Novartis is considering the option of participating (and encouraging their suppliers to participate) in industry driven programs pertaining to the auditing of smelters, thereby allowing for joint spot checks, to the extent economically viable, of mineral smelter and refinery facilities. For purposes of its due diligence for the 2013 calendar year, however, Novartis relied on the independent audits of smelters undertaken in accordance with the Conflict Free Smelter Program.

Step 5:  Report annually on supply chain due diligence

•                  In accordance with Section 1502 and Rule 13p-1, Novartis summarized the activities and results of its due diligence with regard to Conflict Minerals, in this Conflict Minerals Report, which will be filed timely in conjunction with its Form SD by June 2, 2014.

Consistent with the OECD Framework, our efforts to determine with the greatest possible specificity the country of origin, the facilities, and the mine or location of origin of necessary Conflict Minerals used in the manufacture of our products consisted of the due diligence measures described above.   Based on these due diligence measures, the Company obtained the following information from its suppliers with respect to their smelters:

•                  Certain suppliers provided no information about their smelters.

•                  Certain other suppliers provided only a partial list of their smelters.

•                  Other suppliers provided a complete list of their smelters.

•                  Based on the information provided by those of our suppliers who responded to our queries, Novartis has determined the following information with respect to the facilities used to process Conflict Minerals in products or components supplied by our In Scope Suppliers:

•                  There were 542 unique smelters used by In Scope Suppliers in 2013

•                  Of those smelters, 76 were certified as being Conflict Free by CFSI (as of April 2014)

•                  The remaining identified smelters have not yet been certified by CFSI as being conflict free

•                  As a result of the incomplete information that we were able to obtain, Novartis was unable to determine the facilities used to process the Conflict Minerals contained in our products, the country of origin of the Conflict Minerals contained in our products, or the mines and locations of origin for the Conflict Minerals necessary to manufacture our products, other than as set forth above.